Exhibit 12.1

SL Green Operating Partnership, L.P.
Ratio of Earnings to Fixed Charge

	Six Months Ended June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings
Income (loss) from continuing operations	$24,482	$9,867	$35,881	$73,355	$51,218	$37,364
Add: JV cash distributions	26,304	79,523	525,372	128,305	112,540	200,857
Interest	115,187	238,993	298,108	263,663	94,799	75,819
Amortization of loan costs expensed	4,308	7,947	6,436	15,893	4,424	4,461
Portion of rent expense representative of interest	11,292	22,986	24,346	23,276	17,850	16,915
Total earnings	$181,573	$359,315	$890,144	$504,492	$280,831	$335,416

Fixed Charges
Interest	$115,187	$238,993	$298,108	$263,663	$94,799	$75,819
Interest capitalized	—	98	(179)	5,118	8,529	6,849
Portion of rent expense representative of interest	11,292	22,986	24,346	23,276	17,850	16,915
Amortization of loan costs expensed	4,308	7,947	6,436	15,893	4,424	4,461
Total Fixed Charges	$130,787	$270,023	$328,712	$307,950	$125,602	$104,044
Ratio of earnings to fixed charges	1.39X	1.33X	2.71X	1.64X	2.24X	3.22X